EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Unitholders
Western Gas Equity Holdings, LLC (as general partner of Western Gas Equity Partners, LP):

We consent to the use of (i) our report dated June 10, 2016, with respect to the consolidated balance sheets of Western Gas Equity Partners, LP and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, equity and partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2015, which report appears in the Current Report on Form 8-K of Western Gas Equity Partners, LP and subsidiaries dated June 10, 2016, and (ii) our report dated February 25, 2016 with respect to the effectiveness of internal control over financial reporting as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 10-K, each of which is incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated February 25, 2016, on the effectiveness of internal control over financial reporting as of December 31, 2015, expresses our opinion that Western Gas Equity Partners, LP did not maintain effective internal control over financial reporting as of December 31, 2015 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states a material weakness has been identified and included in management’s assessment related to an inadequate understanding of generally accepted accounting principles related to impairment by certain individuals and a failure to follow accounting policies, resulting in a triggering event not being identified that would have led to an asset impairment.

/s/ KPMG LLP

Houston, Texas
December 7, 2016